UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Shareholders’ Meeting called

Combined meeting on 29 March 2019 to review the financial statements and consider the topics contained in shareholder Vivendi’s request

Rome, 14 January 2019

As announced on 21 December last, the Board of Directors met today to complete its analysis of the request that a shareholders’ meeting be called received from Vivendi S.A. on 14 December 2018.

The request was granted, with the consequent inclusion of the topics the shareholder requested be dealt with in the agenda of a combined meeting to be held on 29 March 2019 that is also called, simultaneously, to review of the financial statements for the year to 31 December 2018 and the remuneration report.

In taking this decision by a majority vote, the Board of Directors considered the motivations the shareholder has given for making this request, and the company’s interest in a (single) meeting to discuss the various issues the shareholders are called to resolve on, so as to:

•	facilitate the completion of the processes to approve and disclose the strategic plan, the related impairment test on goodwill and hence the financial statements, and thus

•	ensure that the shareholders have a proper and adequate information set,

while also promoting the greatest possible participation in a shareholders’ meeting, in which there is likely to be a substantial confrontation on what the industrial future of the Company is to be and on the people its management should be entrusted to.

In order to grant the shareholder’s request, it has been decided to accelerate the corporate calendar with reference to the meeting of the Board of Directors to approve the financial statements and the Ordinary Shareholder’s Meeting, so as to address the shareholder’s need.

However, the obvious non-availability – at present – of the results of TIM S.p.A. for the 2018 financial year requires us to reserve the right to add the topic of the distribution of the dividend, which will be decided once the draft financial statements are available, to the agenda for the shareholders’ meeting at a later date. The review of the draft financial statements has been brought forward from 26 February (as stated in the previously disclosed financial calendar) to 21 February 2019.

The call notice for the Shareholders’ Meeting, shareholder Vivendi’s report on the topics that it has asked to be discussed, the considerations of the Board of Directors on the initiative and the recommendation of TIM’s Board of Statutory Auditors for the appointment of the external auditor of the accounts for the nine year period 2019-2027 are about to be published on the Company website www.telecomitalia.com. The remaining pre-meeting documentation will be published in due course, at the time prescribed by law.

In light of the above, TIM’s financial calendar for 2019 is updated as follows:

21 February 2019	Board of Directors meeting to approve the draft financial statements for the year and the consolidated financial reports at 31 December 2018;

29 March 2019	Shareholders’ Meeting to approve the Financial Statements at 31 December 2018

20 May 2019	Board of Directors meeting to approve the interim report on operations at 31 March 2019

1 August 2019	Board of Directors meeting to approve the report at 30 June 2019

7 November 2019	Board of Directors meeting to approve the interim report on operations at 30 September 2019

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim financial report as of and for the nine months ended September 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager